

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Mr. Daniel Bartley
Chief Executive Officer
Ruby Creek Resources Inc
750 3rd Avenue 11th Floor
New York, NY 10017

> **Re:** **Ruby Creek Resources Inc**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed December 14, 2011**
> **Response dated August 29, 2012**
> **File No. 000-52354**

Dear Mr. Bartley:

We have reviewed your responses to our letter of July 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2011 – Response to Comments dated August 29, 2012

1. We note your response to comment 1 through 4 indicating you will modify or remove your resource disclosures and modify your filing in regards to sampling and chemical analysis. In addition you will state risks as appropriate and add a risk factor regarding mine operations without established proven and/or probable reserves in your future filings. Please provide us with your proposed disclosure for the affected paragraphs, pages or sections of your modified filing.

2. We note your response to comment 5, 6, and 7 regarding your mineral rights, property descriptions and maps along with additional requested information. Please include all this information, including the maps, with your discussion of your mineral rights and

property description in your amended filing. Should you propose to provide this information prospectively, as indicated by your previous responses, please provide us with your proposed disclosure for the affected paragraphs, pages or sections of your modified filing. Please note that your disclosure of inferred resources may not be included in your filings as Industry Guide 7 precludes the use of any terms other than proven or probable reserves for disclosure in SEC documents.

3.   We note your disclosure that property MK1 has 21,125 ounces of 43-101 inferred gold resources and property GS1 contains a non-qualified 105,000 ounces of inferred gold resource. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves or resources, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

4.   We note your response to comment 8, 9, and 11 regarding your statement that your properties do not have proven and/or probable reserves, the status of your exploration program, and permitting requirements on your mineral properties. Please include this information along with your discussion of your mineral properties in your amended filing. Should you propose to provide this information prospectively, as indicated by your previous responses, please provide us with your proposed disclosure for the affected paragraphs, pages or sections of your modified filing. Please note that your disclosure of inferred resources may not be included in your filings as Industry Guide 7 precludes the use of any terms other than proven or probable reserves for disclosure in SEC documents.

5.   We note your response to comment 10 regarding sampling procedures as not material due to your inactive exploration program. We re-issue comment 10 noting that you intend to begin test mining and commissioning operations at your processing facilities and appropriate sampling procedures are critical to any successful placer operation.. Please include this information along with your discussion of your mineral properties in your amended filing. Should you propose to provide this information prospectively, as indicated by your previous responses, please provide us with your proposed disclosure for the affected paragraphs, pages or sections of your modified filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director